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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 9, 2002 announcing COMPLETION OF THE EXCHANGE OFFER AND COMMENCEMENT OF TRADING IN TELIASONERA.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

December 9, 2002, at 8.30 a.m.

COMPLETION OF THE EXCHANGE OFFER AND COMMENCEMENT OF TRADING IN TELIASONERA

        Telia AB (SSE:TLSN, formerly TLIA) today announces the completion of the exchange offer for shares and warrants in Sonera Corporation (HEX:SRA, NASDAQ:SNRA).

        Telia AB changes its name to TeliaSonera AB Telia shares and warrants issued in connection with the merger have been delivered

        Trading in the TeliaSonera shares and warrants of series 2002/2005:A will commence today on the Stockholm Exchange, Helsinki Exchanges and NASDAQ under the following ticker symbols and ISIN/CUSIP codes:

	TeliaSonera share	TeliaSonera ADS (repr. 5 shares)	TeliaSonera warrant 2002/2005:A

Ticker symbols
Stockholm Exchange	TLSN
Helsinki Exchanges	TLS1V		TLS1VEW102
NASDAQ		TLSN
ISIN/CUSIP code
Stockholm Exchange	SE0000667925
Helsinki Exchanges	SE0000667925		SE0001016221
NASDAQ		97960M106

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

Distribution
HEX
Major Media

Forward-Looking statements

        This press release may contain forward-looking statements regarding Telia's exchange offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

        Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia is being implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4, which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (phone: +46 8 7137143, or Sonora, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (phone: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE December 9, 2002, at 8.30 a.m.
COMPLETION OF THE EXCHANGE OFFER AND COMMENCEMENT OF TRADING IN TELIASONERA
SIGNATURES